Contact

www.linkedin.com/in/brian-viele-7b63052 (LinkedIn)

Top Skills

C/C++ STL
Realtime Programming
RTOS

Brian Viele

President and Founder of allocortech inc.
Crozet

Summary

I studied electrical and computer engineering in school, and started my real work life as an EE designing electronic platforms and sensors for a small aviation start-up in VA called Athena technologies. I spent the next dozen years at a few different companies focusing mainly on various vehicle sense and control systems, including platforms flying on US military drones, engines for GA aircraft (Rotax 912iS), culminating most recently in development of the complete flight control system avionics suite for Cora by Kitty Hawk.

After spending almost 15-years as an employee working on electronics, particularly embedded systems and avionics with a very targeted scope, I'm now moving out on my own, hoping to bring this expertise into a set of products and services that enable fast, robust and flexible integration to advanced new aircraft platforms.

Experience

allocortech inc.

President
February 2018 - Present (4 years 3 months)
Crozet, VA

Specializing in avionics and general robotics systems and platform development.

Kitty Hawk

Avionics Technical Lead
July 2010 - February 2018 (7 years 8 months)
Mountain View, CA

Lead Engineer : Software and Avionics Group
Lead group of Software and Avionics Engineers in creating and integrating new sense, control and actuation platforms into innovative new aircraft concepts.

Google
Embedded SWE
July 2015 - January 2016 (7 months)
Mountain View, CA

Involved in all aspects of on vehicle system design. Lead on "Airborne Software Infrastructure" which focused on flight critical embedded software, system architecture and infrastructure. Systems include mission, control and actuation platforms.

Vie Innovative Technologies, LLC
Founder and Owner
April 2010 - January 2015 (4 years 10 months)
San Jose, CA

Self owned and operated company providing technical consulting services for embedded Hardware and Software.

Optical Air Data Systems
Sr. Electrical and Firmware Engineer
September 2009 - April 2010 (8 months)

Embedded software and hardware support including Uboot and Linux development for a PowerPC 440 and OMAP 3430 processors.

Rockwell Collins
Sr. Electrical and Firmware Engineer
February 2005 - August 2009 (4 years 7 months)

Athena Technologies
Sr. Electrical Engineer
February 2005 - April 2008 (3 years 3 months)
Warrenton, VA

Small aerospace startup specializing in creating sensor and control solutions and services- for unmanned aerial vehicles.

Harris RF Communications
Electrical Engineer
2004 - 2005 (1 year)

Borg Warner
Electrical Engineering Co-op
2002 - 2002 (less than a year)

Education

Cornell University
Bachelor of Science (B.S.), Electrical and Computer
Engineering · (2000 - 2004)

Cornell University
Bachelor of Science (B.S.), Electrical and Computer
Engineering · (2000 - 2004)